Exhibit 99.1

Luckin Coffee Announces Appointments of Two Independent Directors

BEIJING, China, March 27, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (NASDAQ: LK), a pioneer of a technology-driven new retail model to provide coffee and other products of high quality, high affordability, and high convenience to customers, today announced appointments of two independent directors to the Company’s Board of Directors (the “Board”). The Board welcomes the appointment of Mr. Tianruo Pu and Mr. Wai Yuen Chong as independent directors to the Board and members of its Audit Committee, effective March 27, 2020. As the Securities Exchange Act of 1934 requires that the Audit Committee shall consist of only independent directors after one year from the date of effectiveness of the  registration statement for Company’s IPO, Mr. Erhai Liu has stepped down as a member of the Audit Committee and the current Audit Committee consists of Mr. Sean Shao, Mr. Thomas P. Meier, Mr. Tianruo Pu and Mr. Wai Yuen Chong, with Mr. Sean Shao serving as its chairman.

Mr. Tianruo Pu has more than 20 years of work experience in finance and accounting. He currently serves as an independent director and audit committee’s chairman/member in various listed companies, including OneConnect Financial Technology Co., Ltd., Autohome Inc., Renren Inc., Kaixin Auto Holdings and 3SBio Inc. Mr. Pu served as the chief financial officer of Zhaopin Ltd from 2016 to 2018 and UTStarcom from 2012 to 2014.

Mr. Wai Yuen Chong has more than 30 years’ management experience in areas including supply chain, logistics, IT and manufacturing operation. He currently serves several roles in Charoen Pokphand Group, including the chief executive officer of Bake House (Shanghai) Catering Management Co. Ltd. and CP Mart Club (Suzhou) Co. Ltd., the subsidiaries of Charoen Pokphand Group. Before joining Charoen Pokphand Group, Mr. Chong worked at Starbucks China/Asia Pacific and Yum! Brands China as a senior executive.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Scott Bisang / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449